

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Marshall Anstandig
Senior Vice President and General Counsel
MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

   Re: LEE ENTERPRISES, Inc
     PREC14A filed January 27, 2022
     Filed by MNG Enterprises, Inc. et al.
     SEC File No. 1-06227

Dear Mr. Anstandig:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

PREC14A filed January 27, 2022 by MNG Enterprises, Inc. et al.

Letter to Fellow Lee Stockholders, page i

1. We note your statement that neither Ms. Junck nor Mr. Maloney has purchased any shares in the Company since 2011 and 2008, respectively. You assert that "with such little personal skin in the game, particularly with regard to Mr. Maloney, we question their suitability as directors and whether they are truly aligned with acting in the best interests of stockholders." We note the disclosure on page 12 of the proxy statement that the Opportunities Nominees do not own any shares of the Company. Where appropriate in the proxy statement, explain why you do not view your nominees' lack of share ownership as an impediment, while taking a different view with respect to existing directors of the Company. We note that existing directors have not purchased shares recently, but do own shares granted as equity awards. In addition, revise your disclosure to note whether, if elected to the Board, the Opportunities Nominees will undertake to purchase shares.

2. We note that you are currently in litigation with the Company regarding the validity of

your nomination of the Opportunities Nominees under the Company's advance notice bylaw provisions. The matter is scheduled to be heard by a Delaware Court on February 7, in advance of the annual meeting of shareholders. Please confirm that you will update your proxy materials to inform shareholders of the outcome of that litigation. Specifically, advise how you will handle proxies granted to you if a court determines that your nominations are invalid, and how you will inform shareholders who granted you a proxy that your nominations have been held to be invalid.

Reasons for the Solicitation, page 7

3.   We note the assertion here that the current Company directors have "presided over years of poor operational and financial performance..." Please revise the proxy statement to provide support for this assertion and to clarify the time period and metrics by which you believe the Company has demonstrated subpar performance during their tenure.

Election of Directors, page 10

4.   Here and throughout the proxy statement where similar language appears (see for example, pages 2 and 15), modify the statement that you are soliciting proxies for the Opportunities Nominees and existing Company director Kevin D. Mowbray. While Rule 14a-4(d) permits you to "round out" your short slate of nominees by voting proxies solicited in favor of one or more Company nominees, Rule 14a-4(d)(4)(ii) permits you to name only Company nominees for whom you are not seeking proxy authority.

5.   See our comments below with respect to the need to describe your nominees' specific plans for the Company if they are elected to the Board. We note the statement here that if elected, the Opportunities Nominees will "work with other members of the Board to improve corporate governance..." Your expanded disclosure should describe their specific plans for corporate governance changes.

6.   Revise to describe Ms. Brown's principal occupation and employment since 2013. See Item 7(b) of Schedule 14A. Alternatively, revise to clarify that Ms. Brown has been retired since 2013.

General

7.   At the forepart of the proxy statement, include a section describing the interest of the participants in this solicitation. This section should disclose that MNG Enterprises appears to be a competitor of Lee Enterprises and previously made a bid to acquire Lee, which was rejected by its board of directors. In addition, to the extent that participants or their affiliates are investors in competitors of the Company, please disclose.

8.   Revise to describe your nominees' agenda for Lee if they are elected to the board, including with respect to a sale of the Company to a participant, the affiliate of any participant, or any other party. Your expanded disclosure should address whether the participants will continue to pursue an acquisition of the Company, including on the terms

Marshall Anstandig
MNG Enterprises, Inc.
February 1, 2022
Page 3

outlined in their prior proposal.

9. Generally revise the proxy statement to clearly characterize statements of opinion or belief as such, rather than presenting them as fact. Some non-exclusive examples of text that should be revised include the following:

- *"Unfortunately*, the current Board of Directors' (the 'Board') decision to prioritize their own interests over what is clearly best for the Company..." (Letter to Stockholders);
- "The Company has markedly poor corporate governance." (page 7)
- "In addition, these directors have presided over years of poor operational and financial performance by the Company." (page 7)
- "The Opportunities Nominees would bring much-needed change to the Board." (page 8)

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions